Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Flight Service Update – Wednesday, April 10, 2013

Flight Service News

•	Check out the latest Flight Service Blog hosted by Manager of Security and Daily Operations, Kim Peysha. Read why it’s important to report on inflight incidents and join the conversation!

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Don’t want to keep track of your AOA badge expiration date? No problem! Click on “account” at the top of the Flight Service website, and in the middle of the page you’ll find a mask where you can enter your expiration date. Once you get close to your expiration date, the system will send you a homepage alert reminding you to renew!

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We’re often looking for story ideas to highlight all the great diversity of the flight attendant workforce and share the interesting things you do, both at work and in your community. However, identifying those stories among 16,000 flight attendants spread across our system can be incredibly challenging. To help us recognize you, we’ve created a brief questionnaire that asks a few simple questions and allows you to share your story with us. Please take some time to tell us about you and when you do, you’ll be entered into a drawing to win some great prizes including Bose Headsets, Trip Removals (at each base), Luggage/Uniform Points and more. So what are you waiting for, we want to know more! Click here to tell us your story!

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Check out the latest edition of “Arrivals” – a new joint merger communication for the employees of the new American. You’ll find it in your @aa.com email inbox. To access your inbox, click on the link located in the left column of the Jetnet sign on page or from the Flight Service website. Your sign on is your employee number and Jetnet password. For questions and answers click here. Need help? Go to http://helpdesk.aa.com/email where you can submit a question, search for answers, or chat live with an assistant.

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Broad Based Stock Plan and Company Restructuring - In April 2003, stock options were granted to all of American’s employees at an exercise price of $5.00 per share, and with a ten-year term. The options irrevocably expire on April 17, 2013, and cannot be exercised after that date. View this important information to help you on your decision to exercise your Stock Option Grants. Find more Chapter 11 Reorganization information in the Restructuring Resource Center.

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Good news, there is a new version update for mobileCCI! The mobileCCI 1.51 version fixes the bugs discovered last week when using iOS 5.0. This version has the OPS and Gate printer feature, PDF “open in”, and print preferences as well as the bug fixes. (Please note, this update does NOT apply to our beta testers.) Any feedback is welcome at crewcheckin@aa.com.

In light of the recent merger announcement, we’ve received lots of questions (and also heard several rumors) about travel privileges on US Airways. Here are the facts:

•	As a Flight Attendant, you currently have two (2) options when it comes to “non rev” travel on US Airways:

1.	Our Reciprocal Cabin Seat Agreement for F/As OR

2.	The (new) Interim Travel Program – which came about as a result of the merger

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Our Reciprocal Cabin Seat Agreement for F/As has been in place for over five (5) years and there are no plans to change this – at least not until after the merger closes and our employee travel programs become integrated.

•	Click here for information on our Reciprocal Cabin Seat Agreement (for F/As only) on US Airways.

•	The new Interim Reciprocal Travel Program (for all employees) – was launched on March 1, 2013

•	This program is a modified ZED program – providing zonal fares at a much lower rate than other carriers with whom we have ZED agreements.

•	Depending on the mileage, fares range from only $5 to $50

•	Click here for information on this new program – available to all eligible AA and Eagle employees

It’s important to know that there are several differences between the two programs including things like listing/ticketing procedures, service charges (or lack thereof), and boarding priority. Please read the information on Jetnet and the Flight Service website for complete details.

Two key elements differentiating both programs from a F/A perspective:

1.	You can either use the Interim Travel Program (and pay a zonal fare) to have a higher boarding priority OR

2.	You can continue using our Reciprocal Cabin Seat Agreement for F/As at no charge, but you’ll be accommodated after other AA employees who are traveling under #1 (above)

Please keep checking Jetnet for updates on the integration of our employee travel program with US Airways.

AA/US News

Note: website links referenced in this section of the FS Update may not be accessible from Company computers.

Orbitz deal seals American Airlines victory - American Airlines has won decisive court victories over the GDSs in its battle to impose direct-connect bookings, and the recent settlement of its suit against Orbitz means the carrier has now settled all the legal actions that were part of its campaign. – Travel Weekly

American Raises Lounge Rates as Fliers Demand More Amenities - Following similar moves by Delta and United earlier this year, American will be raising most membership rates for its Admirals Club airport lounges effective May 1.

American quietly rolled out the rate increase on its website Thursday, which will raise annual prices for membership between $25 to $50 depending on your elite status with the airline. Rates for non-elites will remain unchanged. - CNBC

Industry News

Note: website links referenced in this section of the FS Update may not be accessible from Company computers.

TSA stands firm on knife and sports equipment decision - On Thursday, the U.S. House Homeland Security Subcommittee on Transportation Security will further examine the TSA’s controversial risk based security approach, including the agency’s recent controversial decision to allow small knives and sports equipment onto airplanes beginning on April 25. – Examiner.Com

Boeing’s Final 787 Test Sets Stage for FAA Battery Review - ANA Holdings Inc. (9202), the biggest Boeing Co. 787 operator, rose in Tokyo trading after test flights of the grounded aircraft were completed, bringing the jet closer to returning to service.

ANA advanced 1.6 percent to 194 yen as of the 3 p.m. close of trading in Tokyo today. GS Yuasa Corp. (6674), the Japanese maker of batteries that overheated and led to the grounding of the planes, known as Dreamliners, rose 1.1 percent. - Bloomberg

Pinnacle Airlines finds a new owner and a new headquarters - Spring has a special, more than symbolic meaning for Pinnacle Airlines this year. Later this month the regional carrier will emerge from a painful bankruptcy as a subsidiary of Delta Air Lines, a legacy carrier that is among the largest in the world. - StarTribune

Airbus Close To British Airway A350 Deal - A potential USD$7 billion order from British Airways for Airbus A350 jets is set to hand Boeing its next major challenge as it nears the end of a three-month crisis over the grounding of the 787 Dreamliner, analysts said. - Airwise

FAA to push back closing of air-traffic control towers - The Federal Aviation Administration announced last week the agency would delay its plans to close 149 air-traffic control towers until June 15. “Safety is our top priority,” said Transportation Secretary Ray LaHood in a statement. “We will use this additional time to make sure communities and pilots understand the changes at their local airports.” - Bloomberg

Trusted traveler programs can reduce wait times for passengers - Homeland Security Secretary Janet Napolitano said the growth of trusted traveler programs can help the department focus on real threats and “take some pressure off the wait lines at the airports.” She added, “Our hope is that by the end of this year, one in four travelers will be in some sort of expedited traveler program.” - Politico

Delta, Virgin ask DOT for antitrust immunity - Delta Air Lines and Virgin Atlantic Airways on Monday filed an application with the U.S. Department of Transportation seeking antitrust immunity for their new joint venture on flights between North America and the United Kingdom. – Minneapolis/St. Paul Business Journal

Virgin America Best, United Worst In Airline Study - Virgin America did the best job of flying customers last year while United Airlines was the worst, though passengers experienced overall better performance, a study showed. The performance of the 14 leading carriers in 2012 was about the same as the best year ever in 2011, according to the 23rd annual national Airline Quality Rating (AQR), which ranks airlines based on US Department of Transportation figures. - Airwise

JetBlue Will Get First US-built Airbus Jet - JetBlue Airways chief executive Dave Barger said on Tuesday that his airline would receive the first US-assembled Airbus jet, which will roll off the assembly line in 2016. – Airwise

Upcoming Events

DFW WINGS “View From the Heart” Benefit

Date: April 20, 2013 7PM-11PM

Location: C.R. Smith Museum, 4601 Hwy 360 @FAA Rd

Description: Celebrating our Flight Attendant Retirees. Silent Auction, Raffle Drawing, Cash Bar. To donate contact Linda Bucy at 214-232-7909

Contact: Betty Langfitt 214-906-6158 or Stephanie Oxford 972-821-3922

More Info at: www.wingsfoundation.com

Did you know?

Are you getting the Flight Service Update and Jetwire twice? If so, it’s likely you’ve subscribed to those communications via the Flight Service Website. With the roll out of email for all you will now automatically receive communication like the daily Jetwire and the Flight Service Update directly to your inbox. To unsubscribe, or to change the email address you want your subscriptions to go to, just click on “account” at the top of the Flight Service website and make any applicable changes.

National Volunteer Week, is a very special opportunity to join thousands of fellow Americans through volunteer service efforts nationwide. From April 21-27, we would like to encourage all of our fellow employees to participate in the 19th annual National Volunteer Week by showing our support for an organization our people are passionate about: the USO. To read more about what American is doing and to learn how you can get involved click here.

The Legal Stuff

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.